Exhibit 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q1 FY 10 RESULTS
July 10, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
CEO and MD

S.D. Shibulal
COO

V. Balakrishnan
CFO

T.V. Mohandas Pai
Director and Head – HR, E&R, Fac and Adm

Bani

Good afternoon everyone, welcome to Infosys. It is our Q1 result announcement and as always we will start the proceedings by presentation by Kris on the company’s financial performance followed by a presentation by Shibu on the company’s operational performance and Kris will come back to give the financial outlook. I request you to press the red button on the panel in front of you to ask a question. Please identify yourself and release it so that the spokespeople can answer the question. Over to Kris.

Gopalakrishnan

Thanks Bani and good afternoon to every one of you and thank you for coming. This is the first quarter ended for the fiscal year 2010. Of course, you know, the safe harbour clause you all know this. I will talk about the financial performance and then my colleague Shibulal will talk about operational performance and other factors and then I will come back with the outlook. At the highest level, we have exceeded the high-end of our guidance in dollar terms by about 3.9%, so we have had a good quarter. We have improved on margins. In constant currency terms also we have improved and given that the environment continues to be challenging, we believe that, the outlook has to be cautious. There is volatility, there is uncertainty, so the outlook has to be cautious still. Let me look at the financial performance. The income was Rs.5,472 crores for the quarter ended June 30, 2009. This is a year-on-year growth of 12.7%. Net profit after tax was Rs.1,527 crores, a year-on-year growth of 17.3%. Earnings per share increased to 26.66 from 22.75 in the corresponding quarter the previous year, this is a year-on-year-growth of 17.2%. When it comes to margin and earnings per share, we had expected to spend little bit more on sales, marketing, some additional hiring etc., and there is a delay in doing that, we made some offers, they will be joining in the subsequent quarters. We expect to at least spend that money in the subsequent quarter. Twenty-seven clients were added during the quarter, we still continue to add a good number of clients. Gross employee additions are 3,538. At the net level, overall there is a decline of 945 employees. Basically the involuntary attrition has gone up this quarter and the involuntary attrition is actually 2.9% and overall attrition is 11.1%. So the number of employees stands at 1, 03, 905. These are the details. As I said the income from service is Rs.5,472 crores, gross profit is Rs.2,557, operating profit before tax and interest is Rs.1,646, net profit after tax is Rs.1,527 crores. When you look at the growth in Q1 over Q4, this is a sequential growth. There is a decline of 2.9% at the income level and a decline of 5.3% at the net profit level. Of course, from the same quarter last year 12.7% and 17.3%. So now let me hand it over to Mr. Shibulal.

Shibulal

Thank you Kris. Good morning everyone. I will take you through the operational performance. This is region wise break up. There isn’t any substantial change from last quarter to this quarter. India has marginally come down, but that is not a secular trend. The utilization has come down. It has come down from 74.5% to 70.9%. This is due to addition of people. We have said that in the previous quarter. We will be honoring all the commitments, which we have given to our trainees, the people who are supposed to join from colleges. During this year, 3,500 plus people have joined this quarter and we have looked at various ways of engaging our people. We have increased our training period from four months to six months. We have created internal projects, we have created training opportunities for the people who are on the bench. Fixed price versus time and material are almost same 38.1% in fixed price. On-site, offshore revenue there is not much change, it is almost the same. On the client concentration metrics we have added 27 new clients this quarter, total number of clients are 569. We have 330 clients giving us a million dollar plus on LTM basis, 19 clients giving us more than $50 million and 4 clients giving us more than $100 million dollars a year on LTM basis. Our top client is 4.5%, top five gives us 16.3%. Our repeat business this quarter is 98.7%. It has not really grown up, it is a calculation philosophy. We compute the repeat business starting the first quarter, so the first quarter is generally always high. Rewards and recognition, we have been recognized in multiple forums, Reputation Institute, Global Reputation Pulse 2009 ranked us among the world’s top 50 most respected companies in 2009. Infosys BPO won the ASTD Excellence in Practice Award. BPO also earned the highest rating level 5 for the e-sourcing capability model from CMU. So these are some of the awards and recognitions in Q1. We continue to win transformational deals. We see two kinds of deals in the market, one is large deal, these are deals mostly lights on kind of work, maintenance kind of work or application development kind of work. The clients try to out source or to convert fixed cost to variable cost, vendor consolidation and we have won three of those deals this quarter. Second kind is transformational deals; these are business transformation kind of deals. There are only few of them in the market and they come out of clients who are focusing on doing business transformation to emerge better prepared when the downturn is over and we had three of those transformational wins in Q1. These are some of the service expansions and client acquisitions. Infosys Consulting is contributing towards our growth especially in the area of transformational projects; most of the transformational projects are won with Infosys Consulting and ITL together. We continue to strengthen our position in the banking and capital market sector and if you look at our revenue profile it has not really changed much from last quarter to this quarter. The revenue split between different verticals remains almost the same. The last one, Telstra is an important win for us. They selected us as one of its key strategic partners to support its five-year Australian dollar $450 million contract. Finacle continued to be strong. In Q1 we launched Finacle Direct Banking Solution. It continues to win opportunities in Europe, Middle East and Africa. The last point, six Finacle projects went live in Q1. We continue to apply for patents. We applied for one patent in Q1. With this, we have an aggregate of 200 patent applications pending in India and in US. Kris talked about the human resource numbers, we have 1,03,905 people as of now, sales and support is 7,821. Our gross addition in Q1 was 3,538 and the net addition was negative 945, attrition 11.1% with an involuntary attrition of 2.9%. We continue to build our infrastructure, we have 23 million square feet of space capable of accommodating 95,000 plus employees, 3.2 million square feet under completion and that will accommodate another 19,000 plus people. So now let me request Kris to give you the outlook.

Gopalakrishnan

Thanks Shibu. The outlook in Indian GAAP, the income for Q2 is expected to be in the range of Rs.5,318 crores to Rs.5,413 crores, a year-on-year decline of 1.9% to 0.1%, earnings per share is 23.67 to 24.09. For the full year the income is expected to be in the range of 21,416 crores to 21,747 crores, a year-on-year decline of 1.32% to a growth of 0.3%, earnings per share of course Rs. 94.59 to Rs. 96. What has happened is the dollar guidance actually for EPS has gone up at the lower end to $1.9 to $2.0 and then with the current exchange rate, remember that the rupee has appreciated, if you convert that into earnings per share you will get approximately Rs.94.59 to Rs.96. So this is based on the change in the value of Rupee with respect to Dollar. That is basically the impact here.

In summary Infosys continues to execute strongly. We have the confidence of our customers. We are able to retain our customers. We have retained our position in the market in spite of the challenging environment. We are getting good recognition from analyst community, industry bodies, etc., and we have won several awards. We continue to do that. We have also won recognition from analysts to be leaders in several other services; we are delivering through our clients at this point. Clients continue to leverage our industry expertise, and we have won three large deals, we have won three transformational deals. We are leveraging all the services we have. Just for example, in engineering services in the product lifecycle management, the ability to take a product from design to production is something, which we can help our clients with and that is doing well. Some of the new services like learning services are doing well and we have added clients there. We believe that as I said in the short-term the global economic environment will be challenging, will be volatile. The uncertainty will continue. Our endeavor in this environment is to work very closely with our clients to manage, help them navigate this downturn. We will continue to invest in the future and so, we are continuing to recruit, we are continuing to invest in the market, and sales marketing, we are continuing to expand geographically in China, in Mexico, in Brazil, of course in India. We continue to invest in our solutions, intellectual property, new business models, so we are continuing to invest in the business and we believe that this will help us emerge out of this downturn in a very strong position. We continue to win large deals. Our breadth and depth of services and our positioning in the market remains unchanged, probably it is getting strengthened and we are engaging our employees better, taking advantage of this slowdown to give them more education, training, etc. For example, at the entry level our training period has been increased from three-and-a-half months to six months. Bottom line, short-term, you know, the volatility continues, the challenges continue, but medium to long-term we are quite optimistic, we believe that the growth story for the IT services industry remains and will continue. So thank you, and we are ready for Q&A. Thank you.

Goutam Das

Hi, this is Goutam Das from Deccan Chronicle. Couple of questions, could we have a little more clarity on the environment part, all the theories about the economic Green shoots. Do you see it really bottoming out in the near future, and two, a month back in the NASSCOM Summit we were told that, you know, the protectionist rhetoric has been kind of affecting plans on shore. So what are the downsides from that? Thank you.

Gopalakrishnan

Ashok on the Green shoots and Mohan on the protection?

Ashok

I think if you look at the market, I think, the green shoots I think, as quickly as they came up they disappeared into the ground again. There is a lot of contradictory data out there, macro economic as well as market data, you have data, which basically shows that unemployment is up, retail sales are down mostly from a US perspective, but housing stocks are up again. So there is a lot of uncertainty as a consequence or contradictory data that is out there and that is obviously impacting the behaviour and impacting the outlook that our clients have and consequently that is the reason why we do think that it will be a little more protracted could be a "W" kind of a curve with a very sharp prong in the middle or going down or at best very elongated "L" shaped with a long leg.

Mohan

The rhetoric has slightly come down now because the H1B visas have seen only 45,000 applicants as against the quota of 65,000. But unemployment continues in the US so the tension still remains, but from the political angle a bill has been introduced in the senate, which seeks among other things to restrict the use of visas to those companies who have at least 50% global employees who are of local nationality and the bill is still there, so it has to go through several stages, but nevertheless, the rhetoric is slightly down compared to the past as of at this point of time, but it will all depend upon the unemployment situation. If the job numbers become more adverse the rhetoric could go up.

Goutam Das

Has it been affecting Infosys in anyway?

Mohan

Well it has, the impact is there in the sense that some of the companies who got money from TARP are obviously very cautious about H1B and they do not want to do that and that is the part of the rule and the otherr companies too they do not want to talk about any outsourcing. There is no talk at all and as it is business is dull. So to extent the business is dull, it just lights on operation, so I think you know, the impact is there.

Bibu

Hi, this is Bibu from Business Standard. There are two questions, which are areas of concern and I just want a little clarity on that. First is, what happened to your $300 million plus client? Have you lost this client or the account could not grow this quarter and second thing, is a followup on the first question. Is the drop in revenue contributed from the top clients an area of concern. What steps you are taking to manage the top clients, especially after the exit of Nandan because he was responsible for managing the top clients. Thank you.

Infosys Management

So, we have not lost the $300 million client. Our clients' revenues are computed on an LTM basis due to currency movement as well as volume changes, that client is no more LTM $300 million. We still have that client, number one. On the second question, our volume declined 1.1% sequentially. The top clients that declined, I think 2.9% and the rest of it in the non-top 10 has increased by 1%. These are all seasonal because there are quarters in which the top 10 will increase and the rest will not be in line with the top 10. There are other quarters where the non-top 10 will grow and the top 10 will not be in line with the remaining. We have seen this over the last many quarters. There is no secular trend. It is just situational.

Bibu

Thank you, and another followup…there is quite a marked increase in the number of billable employees in this quarter the utilization has dropped quite significantly. That also includes the trainees, including and excluding the trainees. Any reasons for that?

Infosys Management

Clearly, you know we have continued to recruit when volume is down, sequentially volume is down, 1.1%, so utilization is down from about 74% to 70%. So it is a reflection of the current environment. We see this as an opportunity to increase the training, increase the education, we continued to recruit because on one side we want to honour all the offers we made in the campus, it is a promise we made, so we want to honour those offers, and selectively we are recruiting for example we are recruiting in sales, marketing, we are recruiting overseas for specific skills etc. So we will continue to recruit and that is because we are optimistic about the medium and long-term. We believe that when the recovery starts, growth will come back and we want to be prepared for that growth.

Goutam Das

Hi, Goutam this side again. What is the kind of pricing pressure in Q1?

Infosys Management

Pricing environment continues to be challenging. Our revenue per employee increased in constant currency terms by - the revenue per employee in reported currency terms increased by 1%, but in constant currency terms it has declined by 0.9%. So the pricing continues to be challenging, at the same time we believe a majority of pricing discussions. The phase I pricing discussions are over and we are at the tail end of the pricing discussion. That does not mean that there will not be any further renegotiations. That will depend upon the environment, but as of right now the majority of the pricing discussions of phase I is almost complete.

Shamik

Hi, this is Shamik from Business Line. We have seen that the active client has come down in this quarter sequentially. What could be the reason for that?

Infosys Management

The active client list is created on an LTM basis. We have a threshold above which we will count someone as a client. If the client falls below that threshold we take it off the list. We have added 27 new clients this quarter. At the same time the number of active clients that these are clients whose threshold on LTM basis above a certain number has come down.

Shamik

One small followup, so does that mean that more number of clients is coming below that threshold now than before?

Infosys Management

See it just means that in our business for example Finacle or there may be instances where we do just one project. So we have not done business with them in the last quarter or so and that is where they fall off actually. Those transactional clients will come and go and that is all. It is not really a cause for concern at this point.

Neenu

Neenu from Business India. Can you give us an update on the BPO part of the business and also of the new clients, 27 new clients, are there any major integrated IT BPO deals?

Infosys Management

On the BPO side we did on an MIS basis $79.8 million of revenue. We have margins about 22%. We had a net decrease in our number of employees by about 300 odd. Our international centers continue to ramp up quite aggressively and most of them are profitable and we expect to achieve scale in each one of them in the next 12 months. We are seeing very good traction on our platform side and quite delighted with what we have achieved at. We added four new clients and our pipeline remains quite strong, but obviously because of the ramp down in some of our existing clients, the revenue growth, sequential growth is quite small, which is 0.3% integrated?

Infosys Management

IT plus BPO deals are a big part of our portfolio now. It is a service which is offered to our clients and I am sure that there are some wins this quarter in the ITO BPO plus deals. We also had three large outsourcing wins and three transformational deals this quarter.

Shamik

This is Shamik again, from 27 new clients this quarter, any particular verticals or sectors from where you see more traction and is it getting more difficult to get new clients in this environment?

Infosys Management

There is no particular segment. All segments are equally challenging. We are very focused on getting new clients. If you look at our numbers you know every quarter we have added may be 20-30, 30+ clients over the last many quarters and we will continue to focus on adding clients. Because the environment is challenging, there may be some additional work, which we may have to do but we are able to add clients.

Infosys Management

I just want to add to this, you know, basically the sectors that are strong for Infosys, you know, banking and financial services, manufacturing, retail, telecom, all see good additions. I just want to point out that we are doing business in India today. We have won some government deals etc., so you will see now public sector starting to grow for Infosys as an industry vertical.

Goutam Das

What is the update on the India business, why is it down?

Infosys Management

India business consists of two parts, one is Finacle and Finacle has some seasonality, you make some sales and then there is implementation etc., so it will go up and down and majority of the revenue you see today are from the Finacle part of the business, the rest of India, the part which Binod manages has seen good traction. We have won especially in the government sector and you will see those revenues accruing to the company over time because these are some of the newer models of engagement where the pricing is based on transaction etc., even in one of the large private sector deals the revenue is based on transaction, based on consumers being added, so you will see revenues actually continuing to come through these sales over the next several quarters. The backlog for the India Business Unit is actually quite strong at this point.

Shamik

This is Shamik again, has there been a significant increase in the selling and marketing expenses?

Infosys Management

See, we had planned to increase our sales capacity, we said at the beginning of the quarter that we will add 100 people. We have added some, but you will see that increase happening over the remainder of the year, we do plan increase. In the first quarter, because we did not bring in those people yet, actually there is no increase: actually there is probably a slight decline in the sales and marketing cost in the first quarter.

Max Martin

Could you please tell us something more about attrition trends and the rate of involuntary attrition and is it going to continue?

Infosys Management

We had an attrition of 3050 people in Infosys Technologies and about 1400 in the BPO and because the additions were less, you are seeing a decline in people of some 945. Out of the 3054 people, about 671 people were out placed because of performance issues. As a one time annual exercise we are seeing the impact here and we had about 750 people and odd who left us for higher education, barring that we have not seen any trend. Attrition has declined sequentially by 1% excluding involuntary attrition. Involuntary attrition has gone up by 1% sequentially and total attrition remains the same like the last quarter.

Unknown Speaker

By when can we expect the new chairman to be announced?

Infosys Management

Infosys has Mr. Narayana Murthy as chairman, so there is no other change in the board, no co-chairman, Mr. Murthy continues to be the chairman on the board and there is no other change in the board at this point.

Unknown Speaker

You said your board will take a decision about this.

Infosys Management

The board, if it wants to make a change, will make it at the appropriate time. Right now there are no changes in the board at this point.

Unknown Speaker

That means the board and the company does not feel the void of Nandan Nilekani leaving the company. What is the inference we should have now? Somebody who has led you know………..

Infosys Management

There is a void definitely. There are two aspects to this actually. One is Nandan as a co-founder of this company, Nandan, who has been an integral part of the company for the last 28 years, there is an emotional loss to the company, many employees have worked very closely with him over the years and they would of course you know miss Nandan, of course he is still a friend of all of us, but still you know you will miss him and there is a role he was playing also. The second aspect is the company has deep leadership, has very young, dynamic leaders, you will see many of them all around me here and is confident that Infosys will not be hurt in any way, we will be able to manage this transition, as we have managed all other transitions in the past and that is the confidence, and that is the reason why Nandan is also leaving to take up these new responsibilities. He also feels confident that Infosys will be able to manage this transition, so there is an emotional, Nandan is no longer with the company, that will take some time to heal, but on the business side, we are confident that we will manage this transition and we will go from strength to strength with new leadership.

Unknown Speaker

Has his responsibilities been now divided and shared by among your….

Infosys Management

His executive responsibilities in terms of the clients he was handling, the initiatives he was managing all have been distributed to other people. We were joking that we will all have to travel much more to meet clients etc.so yes it has all been given to other people.

Unknown Speaker

And brand equity?

Infosys Management

Branding, he was seeing a lot of branding globally, so he has been a visible face of Infosys, so others will step up to the new responsibilities etc., and we will manage this, you know Infosys has always proven that it has the capacity to mange these things.

Infosys Management

And other includes Kris Gopalakrishnan who is stepping in partly. Are you saying yes, he is nodding.

Gopalakrishnan

No I am hoping that I am not an other, so that was why I was hesitating. It is not just me, you know, if you look around me there are very, very capable people, of course all of us will change our roles appropriately to fill in the void and fill in the gaps and that is why we are confident.

Infosys Management

I hope he travels more and is less hard on us.

Unknown Speaker

Coming to the serious issues, Balakrishnan is there, sir just explain to me, I could not do because I was busy filing the report, could you just explain to me sequentially, for the first time you are showing revenue projections, forecasts, first time in negative, sequentially how much this will be, the gap of 154 to 59 crores sequentially in terms of percentage because you said 1.9 to 0.1 year-on-year, has anybody done calculation, I could not get at this figure at all in the last three hours despite my efforts.

Infosys Management

Which number you are talking about?

Unknown Speaker

From 5,472 to 5,318 to 5,413.

Infosys Management

Oh, the guidance.

Unknown Speaker

Yes.

Infosys Management

Okay. See we have done a revenue of 1…

Unknown Speaker

In rupees…

Infosys Management

1.22 billion in dollars. Next quarter our dollar guidance is 1.11 to 1.13. 1.10 to 1.30, so if you convert at the currency rate of 47.91 that is what it is because earlier when we gave the guidance we took the March end currency rate of 50.72, now come June it has come to 47.91, so the rupee has been reset at the current currency level.

Unknown Speaker

So this decline you are showing is basically because of the currency volatility, and not because of business?

Infosys Management

Earlier we had not given a second quarter guidance. This time we have given a second quarter guidance … actual somewhere in the middle of the second quarter range and when you convert at the current currency rate that is the guidance in rupees.

Unknown Speaker

But in terms of business, it continues to be flat or stagnant? Mr. Gopalakrishnan, if you see the guidance that you gave for quarter one, you just managed to be in that bag, which says that the repeat business continues but no new revenue generation from a new business. Could you just clarify that?

Gopalakrishnan

See, if you look at our dollar guidance of 1,060 to 1,080 million, we ended up with 1,122 million, so revenues did increase in reported basis by 3.9%. In constant currency terms actually of course revenues increased sequentially by about 0.1% I think. So there is an increase, but volumes have decreased and the volumes have declined by 1.1%. What we do is you have to do your projections etc., in one currency and then you have to convert that based on the last day’s exchange rate into other currency, so when you convert that to rupees because rupee has appreciated there will be a difference and that is the difference Bala was pointing out, you know, from about 50 and odd rupees, now 47 and odd and that difference will be felt in the rupee guidance this quarter. Is business challenging? Yes, business is challenging. We have highlighted that again and again. We have done better than what we estimated, but we are saying that we need to be cautious at this point because the environment continues to be challenging, it is volatile, it is unpredictable, and uncertainty continues and so that is why we said we have to be cautious and when you look at the guidance, we did not change the upper end. The lower end was brought up and then we again converted that to rupees and that is again felt in the rupee guidance. If look at the EPS guidance in rupees from $1.97 to $2 is the EPS guidance for the year and you take the exchange rate and convert it to rupees, you will get about 94.6 to 96. So that is how we give the guidance.

Unknown Speaker

Okay sir, in summary you are saying that it is a double whammy that the volatility not only in currency but also in the business environment?

Infosys Management

Yes.

Unknown Speaker

Challenges you are facing.

Infosys Management

Yes, Clearly.

Unknown Speaker

What could be the reason for this? How do we infer it? We are not experts, you know, running the company….

Infosys Management

Clearly, you know, there is a downturn and as everybody keeps saying this is unprecedented. If you look at technology analysts, they are forecasting that IT spending will come down by 6% to 11%. You know companies are reducing their spending and IT spending is also impacted. Hence, you know, your business is impacted. The volatility of currency there are other factors actually, you know, balance of payment, deficits, what is the price of oil, may be Mohan, you know, actually is probably better at explaining the volatility of currency etc., but currencies continue to be volatile. This quarter because you know, Euro, pound sterling, Australian dollar all appreciated against the dollar and of course rupee appreciated, but we got a positive benefit because of that this quarter.

Unknown Speaker

So what is the point.

Unknown Speaker

When you increase your hedging , yours is the lowest amongst all the major IT companies. Will you go in for a higher hedge? Are you looking at a…

Infosys Management

No we have not increased it has slightly gone up to $598 million. We continue to take a short-term view because in a volatile environment like this where the currencies are moving some 15 to 20% each quarter, difficult to take a long-term view, so we cover our net exposures for next two quarters at any point of time, and we are following the same policy even now.

Sumith

Bala, you already said that your tax rate for this year will be about 20%. Do you see a possibility of it going up in the next 3 to 4 years as more of your units come out of STPI and tax rate also goes up?

Balakrishnan

Yes. That is a natural conclusion.

Sumith

Sorry, just a followup. Where do you think it stabilizing, after FY’11 what kind of tax rate you are looking at?

Balakrishnan

This year our effective tax rate will be close to 20%. Next year we have some of the STPI enjoying the tax holiday and we also have the SEZ, so it all depends on how much of our growth will go into SEZ, so it is very difficult to say, but if you are looking at 20% now, next year it could be somewhere between 24% to 25%. That is the estimate. We have to see actuals, it depends on the growth how much of it will go into SEZ and other things.

Unknown Speaker

Mr. Balakrishnan with respect to cash and bank balances it shows a decline both standalone and also consolidated. Does it mean that the difference between what you showed here, 12,030 crores and 9,578 the difference of 2,452 is that invested in liquid mutual funds and certificate of deposits?

Balakrishnan

Yes. You got it.

Unknown Speaker

But what is the reason for decline of both standalone and also this? I got one for the consolidation….

Infosys Management

No, it is shown under investment, it is not under cash and bank balance.

Unknown Speaker

Clarify again.

Infosys Management

Investment in liquid mutual funds is classified along with the investments. It is not in the cash and bank balances.

Unknown Speaker

Okay. That is with respect to standalone company it has gone down from 9,039 to 8,789… 8781 minus….(audio break).

Unknown Speaker

Okay, thank you.

Unknown Speaker

What was your gain from the cross currency movement? Positive gain, which you are talking about?

Infosys Management

On the revenue side, we got around $23 to $24 million because of the cross currency movement. Australian dollar moved by around 13%, UK Pound moved by around 8% and Euro moved by around 5% or so, so the revenue level, we got around $23 to $24 million. At the operating profit level, it could be around 50% of it because that is our net foreign exchange earnings.

Unknown Speaker

On the operating margin?

45.17 Mr. Gopalakrishnan, the overall view of what all you said is that in spite of all these problems you will say that this company will continue to stay afloat?

Gopalakrishnan

No, what I said was in the short-term there will be volatility, we need to be cautious. In the medium-term to long-term, we are confident. I said that this is still a growth industry and we want to prepare ourselves to take advantage of the growth opportunities that are provided and it is not afloat in the medium to long-term, we want to grow.

Unknown Speaker

What do you mean by medium to long-term, is there any timeframe you can give?

Gopalakrishnan

I wish I could.

Unknown Speaker

Not like, you know, five year plan….

Gopalakrishnan

I should say that everybody wishes to be able to predict that. From our clients what we hear is that recovery is probably going to be somewhere in the middle of 2010 and so we have to wait and see, you know, many different opinions are there about recovery, nobody predicted this downturn, so there is uncertainty, you know, but the consensus opinion today is that recovery will probably be in the middle of 2010.

Unknown Speaker

Which means till then the next 12 months it will be flat growth?

Gopalakrishnan

Exactly what we have guided.

Unknown Speaker

Okay. Thank you.

Gopalakrishnan

Thank you all very much. Thanks for coming to this. We are looking forward to meeting you again either during the quarter or for the next announcement. Thank you very much.